ABLEAUCTIONS.COM, INC.

October 19, 2007

VIA EDGAR AND COURIER

Mr. Jorge Bonilla, Senior Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

Ableauctions.com, Inc.

Form 10-KSB for the year ended December 31, 2006

Forms 10-QSB for the quarters ended March 31, 2007 and June 30, 2007

File No. 001-15931

Dear Mr. Bonilla:

We are responding to your letter dated September 13, 2007.  We have made the following responses referenced by number to your comments:  We are also enclosing herein the amendments to our quarterly filings which we propose to file upon your approval, subject to any modifications our auditor deems necessary after their review of these documents.

Form 10-KSB

Financial Statements

Note 2. Significant Accounting Policies

e) Marketable Securities

1.

Notes 2e and 11 indicate that you account for your marketable securities as trading securities and, accordingly, are recorded on the statement of cash flows as operating activities.  However, your presentation of sales of marketable securities in investment activities in the statements of cash flows appears to be inconsistent with your accounting policy.  Using the guidance in paragraph 18 of SFAS 115, please clarify to us this apparent conflict.

We acknowledge the inconsistency of the presentation in the Statement of Cash Flows of sales of marketable securities as investing activities with the accounting policy and the requirements of paragraph 18 of SFAS 115.  We will amend the Statements of Cash Flows for the quarters amended March 31, 2007 and June 30, 2007 to report the sales of marketable securities in the Statement of Cash Flows as operating activities.  In future filings, sales of marketable securities will be reported in the Statement of Cash Flows as operating activities.

Mr. Jorge Bonilla, Senior Staff Accountant

Division of Corporation Finance

October 19, 2007

m) Revenue Recognition

Mortgage and Impaired Loans

2.

Your disclosure in item (b) under this heading suggests that you recognize interest income on amounts committed but un-advanced.  Please clarify to us, and disclose in future filings, the accounting treatment followed and how you consider the interest method required by SFAS 91 in recognizing revenue earned on interest-earning assets.

The reference in the accounting policy to interest income on amounts committed but un-advanced relates to the possibility of the receipt of commitment or similar fees prior to the advance of a loan.   The Company has not had any such loan arrangements, nor does it expect to make any such arrangements in the near future.

The Company’s accounting policy, should it receive commitment or similar fees, would be consistent with the interest method required by SFAS 91, in that recognition of such fees as revenue would be deferred until the advance of the loan.    The description of the accounting policy will be clarified accordingly in future filings.

Real property and property development

b) Real property sale

3.

The note indicates that you use the percentage of completion method for condominium development projects in respect to individual units sold on a presale basis.  Please explain to us, and disclose in future filings, how you consider the guidance in EITF 06-8 in your assessment of collectibility of the sales price.

Pursuant to EITF 06-8, the collectibility of the sales price is assessed by the Company primarily based on the adequacy of the buyer’s continuing investment in the form of non-refundable deposits, and the age and location of the property.    The credit standing of the buyer is taken into account if known.

We will disclose in future filings how we assess collectibility of the sales price.

No revenue related to condominium sales has been recognized by the Company as at June 30, 2007.

Mr. Jorge Bonilla, Senior Staff Accountant

Division of Corporation Finance

October 19, 2007

Note 7. Property Held for Development

4.

Please refer to note 7 a) relating to the sale of the Coquitlam property.  Using the guidance in SFAS 66, please explain to us how you accounted for this sale including, but not limited to, how you determined any gain recognized in the sale and how you considered the receivable you obtained from the buyer and your commitment to the buyer to complete improvements to the property sold.

The gain on sale was determined as follows:

Gross sale proceeds (including loan receivable)

$388,608

Discount for improvements

($61,824)

Net selling price

$326,784

Purchase cost (original and improvements)

$300,653

Gain on sale

$26,131

The receivable obtained from the purchaser in the amount of $55,000 (CAN) was included in the “cash” sale proceeds amount disclosed, but the funds were immediately loaned back to the purchaser.   The loan receivable was considered collectible pursuant to the criteria outlined in SFAS 66.

The commitment to the buyer to complete improvements to the property was in substance a negotiated reduction in sale price and has been accounted for as such.

Note 18. Contingent Liabilities

5.

Please refer to note 18 c) relating to your trustee’s responsibility for certain employees’ investment account.  Please explain to us the major terms of, and how you accounted for, this guarantee and your basis in GAAP for your accounting.

The Company has contractually agreed with participating employees that a portion of the funds earned by the employee would be held in trust and invested by the Company on behalf of the employee.  The contract contains a simple guarantee by the Company that it will reimburse the employee for any lost investment principal.  The Company is also entitled to 50% of any investment profits realized.

The guarantee of the principal provided by the Company represents a contingent liability.   Accordingly, the Company accrues a loss as a charge to income to the extent that an employee’s investment principal has been depleted by investment losses.   To date this situation has not arisen.

Mr. Jorge Bonilla, Senior Staff Accountant

Division of Corporation Finance

October 19, 2007

The Company recognizes its share of investment profits on funds held for employees on an accrual basis.

The Company is presently taking steps to terminate this arrangement and to pay out to employees remaining funds held in trust.

Forms 10-QSB for the quarters ended March 31, 2007 and June 30, 2007

General

6.

We noted that you have presented segment information for fiscal year 2006 but not for subsequent interim periods.  Please explain to us how you considered paragraph 33 of SFAS 131 which requires disclosure of certain segment information in interim financial reports.

We acknowledge that segment information must be included for interim period reporting.  We will amend the reporting for the quarters ended March 31, 2007 and June 30, 2007 to include the following at Note 12:

Note 12.

SEGMENTED INFORMATION

The Company has three reportable segments:

- Auction, Liquidation and Technology Business segment

- Real Property and Property Development segment

- Investment segment

Through the Auction, Liquidation and Technology Business segment, the Company provides auction broadcast technology, liquidation and merchandizing services, and technology to businesses to assist them with managing the sale of their products.

This segment information consists of the iCollector, NAA Live, Jarvis, Unlimited Closeouts and Rapidfusion operations.

Through the Real Property and Property Development segment, the Company manages its real property and property development.  This segment information consists of the 0716590 B.C. Ltd., a holding company where the Ableauctions’ head office is located - 1963 Lougheed Highway, Coquitlam, B.C., Gruv Development Corporation, the Company’s real estate project located at 9643 King George Highway, Surrey, and the Company’s interest in the Township Holdings’ joint venture.

Mr. Jorge Bonilla, Senior Staff Accountant

Division of Corporation Finance

October 19, 2007

Through the Investment segment, the Company manages its marketable securities and loans to third parties.  This segment consists of investments by Axion Investment Corporation and Ableauctions.com Inc.

The Other segment encompasses all other activities of the Company and the expenses incurred by Ableauctions.com Inc.

The Company's reportable segments are strategic business units that offer different products and services and are managed separately.

Following is the segmented information for the three month period ended March 31, 2007:

	Real Property & Property Development	Investment	Auction, Liquidation & Technology Businesses	Other	Total
External revenue by market
US	-	-	962,195	-	962,195
Canada	30,664	-	11,026	-	41,690
Other	-	-	11,026	-	11,026
Total Revenue From External Customer	30,664	113,343	984,247	-	1,014,911
Investment income	-	113,343	-	-	113,343
Interest expense	15,051	-	-	-	15,051
Depreciation and amortization	9,113	-	30,269	-	39,382
Segment profit	(29,149)	152,237	12,727	(115,817)	19,998
Segment assets	3,951,584	7,308,223	3,514,779	68,780	14,843,368
Expenditures on long-lived assets	139,100	-	2,782	-	141,882
Investment in joint venture	1,254,658	-	-	-	1,254,658

Following is the segmented information for the six month period ended June 30, 2007:

	Real Property & Property Development	Investment	Auction, Liquidation & Technology Businesses	Other	Total
External revenue by market
US	-	-	2,742,347	-	2,742,347
Canada	59,065	-	23,736	-	82,801
Other	-	-	23,736	-	23,736
Total Revenue From External Customer	59,065	-	2,789,819	-	2,848,884
Investment income	-	239,964	-	-	239,964
Interest expense	35,321	-	-	-	35,321
Depreciation and amortization	18,816	-	52,475	-	71,291
Segment profit	(71,089)	304,585	134,646	(158,571)	209,571
Segment assets	6,177,165	6,070,557	3,712,034	43,718	16,003,474
Expenditures on long-lived assets	2,063,581	-	9,945	-	2,073,526
Investment in joint venture	1,361,613	-	-	-	1,361,613

Mr. Jorge Bonilla, Senior Staff Accountant

Division of Corporation Finance

October 19, 2007

7.

Please explain to us how you considered paragraph 27 of SFAS 130 which requires disclosure of a total for comprehensive income in interim financial reports.  Also, explain to us the reason for the significant amount of the effect of exchange rates on cash as reported on the statements of cash flows.

We acknowledge that a total for comprehensive income must be included in interim period reporting.  We will amend the reporting for the quarters ended March 31, 2007 and June 30, 2007 to include a consolidated statement of comprehensive income.   In future interim period filings we will include a total for comprehensive income.

The balance of the effect of exchange rates on cash as reported in the Statement of Cash Flows relates to the substantial appreciation of the Canadian dollar relative to the US dollar during the six month period to June 30, 2007, as it impacted the net assets of the Company’s Canadian subsidiaries.

Form 10-QSB for the quarter ended June 30, 2007

Note 6. Investment in Joint Venture

8.

Please explain to us, and disclose in future filings, how you considered the guidance in FIN 46R in determining your accounting for your investment in those joint ventures given the interest payment guarantee described in the fifth paragraph of this note and Axion’s entitlement to repurchase the shares held by other parties   at a discount.

The Company considered the limited exception contained in FIN 46R exempting from consideration as a Variable Interest Entity a joint venture that is a business, under certain conditions.   In the Company’s view, this joint venture meets these conditions.   In particular, the Company does not consider that it provides more than one half of the subordinated financial support to the joint venture.   Although the Company and a director of the Company have provided limited guarantees of interest payments on bank loans used to finance the initial investments of the other venturers, in the unlikely event that the guarantee must be fulfilled, the Company has strong recourse available in the forms of indemnifications provided by the other participants and their directors, as well as by the right of the Company in that circumstance to acquire the interests in the project held by the other venturers at a substantial discount.

The Company believes that the joint venture was designed to operate based on equal participation in profits and losses by the three unrelated venturers, and that the terms of the initial financing of the venture are not inconsistent with the intended structure.

We will disclose in more detail our consideration of FIN 46R as it relates to the joint venture in future filings.

Mr. Jorge Bonilla, Senior Staff Accountant

Division of Corporation Finance

October 19, 2007

In preparing this response, Ableauctions.com, Inc. acknowledges that:

(i)

it is responsible for the adequacy and accuracy of the disclosure in the filings;

(ii)

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

(iii)

Ableauctions.com, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to your comments to the proposed amendments, which we will not file without your approval.

Very truly yours,

Ableauctions.com, Inc.

By:/s/ Abdul Ladha

      Abdul Ladha

      President and Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

------------------------------------------

AMENDMENT NO. 1

TO

FORM 10-QSB

(Mark One)

|X|

QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2007

OR

|_|

TRANSITION REPORT PURSUANT TO SECTION 13 OR  15(d)  OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to __________________.

Commission file number 0-28179

ABLEAUCTIONS.COM, INC.

(Exact name of small business issuer in its charter)

Florida	59-3404233
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Suite 200 - 1963 Lougheed Highway

Coquitlam, British Columbia

V3K-3T8

(Address of principal executive offices)

(604) 521-3369

(Registrant’s Telephone Number, Including Area Code)

EXPLANATORY NOTE

On May 15, 2007 Ableauctions.com, Inc. filed its Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007 (the “Original Filing”).  On September 13, 2007, we received a comment letter from the United States Securities and Exchange Commission (“SEC”).  As part of our response to the comment letter, we are filing Amendment No. 1 (the “Amendment”) to the Original Filing.  The Amendment does the following:

•

amends our statements of cash flows to report the sales of our marketable securities as operating activities rather than as investment activities;

•

includes at Note 12 information about our business segments, as required by paragraph 33 of SFAS 131; and

•

discloses total comprehensive income in our balance sheet, as required by paragraph 27 of SFAS 130.

The other portions of the Original Filing are unaffected by the changes described above and have not been amended.  All information in the Amendment is as of the date of the Original Filing and does not reflect any subsequent information or events occurring after the date of the Original Filing, except to reflect the corrections noted above.  Accordingly, the Amendment should be read in conjunction with our filings made with the SEC subsequent to the Original Filing.  The filing of this Amendment to our Quarterly Report on Form 10-QSB shall not be deemed an admission that the Original Filing or any subsequent amendment, when made, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

Part I, Item 1 – Financial Statements

ABLEAUCTIONS.COM, INC.

CONSOLIDATED BALANCE SHEET

(Unaudited)

MARCH 31		DECEMBER 31
	2007	2006

ASSETS
Current
Cash and cash equivalents	$1,260,583	$1,004,558
Accounts receivable – trade, net of allowance	1,311,654	1,436,764
Loans receivable (Note 3)	4,877,066	4,092,852
Inventory	972,526	860,643
Prepaid expenses	220,598	47,849
Notes receivable	-	1,931
	8,642,427	7,444,597
Other receivable	100,896	99,961
Intangible Assets (Note 6)	419,700	430,534
Property and Equipment	2,863,845	2,857,322
Property Held for Development (Note 5)	1,561,842	1,455,031
Investment in Joint Venture (Note 7)	1,254,658	1,237,269

	$14,843,368	$13,524,714

LIABILITIES
Current
Accounts payable and accrued liabilities	$71,037	$85,788
Deferred revenue	40,490	-
Bank loan (Note 9)	1,702,529	548,694
	1,814,056	634,482

STOCKHOLDERS’ EQUITY

Capital Stock
Authorized:
100,000,000 common shares with a par value of $0.001
Issued and outstanding:
62,406,834 common shares at March 31, 2007
62,406,834 common shares at December 31, 2006	62,406	62,406
Additional paid-in capital	37,332,343	37,319,119

Deficit	(24,667,599)	(24,687,597)
Accumulated Other Comprehensive Income	302,162	196,304
	13,029,312	12,890,232
Contingent Liabilities (Note 8)
	$14,843,368	$13,524,714

 ABLEAUCTIONS.COM, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited)

	THREE MONTHS ENDED
	MARCH 31
	2007	2006

Revenues
Sales	$1,014,911	$2,039,152

Cost Of Revenues	540,091	1,329,766
Gross Profit	474,820	709,386

Expenses
Operating expenses (Note 13)	534,514	689,069
Depreciation and amortization	39,382	45,593
	573,896	734,662
Loss Before Other Items	(99,076)	(25,276)

Other Items
Investment income	113,343	139,455
Share of income of joint venture (Note 7)	5,731	-
Gain on sale of property held for development	-	26,131
	119,074	165,586

Income From Continuing Operations	19,998	140,310

Income For The Period	19,998	$140,310

Basic And Diluted Income Per Share
Income from continuing operations	$0.000	$0.002
Income for the period	$0.000	$0.002

Weighted Average Number Of Shares Outstanding	62,406,834	62,406,834

ABLEAUCTIONS.COM, INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Unaudited)

	THREE MONTHS ENDED
	MARCH 31
	2007	2006

Income for the Period	$19,998	$140,310

Other Comprehensive Income (loss) , net of tax
Foreign currency translation adjustments	105,858	(58,933)

Consolidated Comprehensive Income	$125,856	$81,377

Basic and Diluted Comprehensive Income per Share	$0.002	$0.001

ABLEAUCTIONS.COM, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

	THREE MONTHS ENDED
	MARCH 31
	2007	2006

Cash Flows From Operating Activities
Income for the period from continuing operations	$19,998	$140,310
Non-cash items included in net income (loss):
Depreciation and amortization	39,382	45,593
Stock-based compensation	13,224
Joint Venture Share of Income	(5,731)	-
Gain on sale of property held for development	-	(26,131)
	66,873	159,772
Changes in operating working capital items:
(Increase) Decrease in accounts receivable	125,110	14,355
(Increase) Decrease in inventory	(111,883)	248,870
(Increase) Decrease in prepaid expenses	(172,749)	149,985
Decrease in marketable securities		1,586,866
Increase (Decrease) accounts payable and accrued liabilities	(14,751)	88,637
Increase in deferred revenue	40,490	14,216
Net cash used in operating activities	(66,910)	2,262,701

Cash Flows From Investing Activities
Purchase of property and equipment, net	(35,071)	(3,174)
Purchase of property held for development	(106,811)
Proceeds from sale of property held for development, net		322,134
Loan advances	(1,268,838)	(936,355)
Loan repayment	484,624
Investment in intangible assets		(24,059)
Investment in joint venture	(11,658)	-
Other receivables	(935)	-
Note receivable	1,931	1,957
Net cash used in investing activities	(936,758)	(639,497)

Cash Flows From Financing Activities
Proceed from Bank Loan	1,706,217	-
Repayment of Bank Loan	(552,382)	(1,395,349)
Net cash from financing activities	1,153,835	(1,395,349)

Change In Cash And Cash Equivalents For The Period	150,167	227,855
Net Cash Used In Discontinued Operation
Cash And Cash Equivalents, Beginning Of Period	1,004,558	955,554
Effect Of Exchange Rates On Cash	105,858	(58,933)

Cash And Cash Equivalents, End Of Period	1,260,583	$1,124,476

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007

(Unaudited)

1.

BUSINESS AND BASIS OF ORGANIZATION

Ableauctions.com, Inc. (the 'Company') was organized on September 30, 1996, under the laws of the State of Florida, as J.B. Financial Services, Inc.  On July 19, 1999, an Article of Amendment was filed with the State of Florida for the change of the Company's name from J.B. Financial Services, Inc. to Ableauctions.com, Inc.

The Company provides services to businesses to assist with managing merchandise.  Through its subsidiary, Unlimited Closeouts, Inc., it provides liquidation services to businesses with overstock.  Through its subsidiary ICollector.com Technologies Ltd., it provides auction broadcast technology and facilitator services that allow businesses to take advantage of the on-line auction marketplace.  Through its subsidiary, Rapidfusion Technologies, Inc., it develops and sells point-of-sale software.  Through Ableauctions.com Inc., it manages an investment portfolio.  Through Axion Investment Corp. (“Axion”), it manages various types of investments.  Through Gruv Development Corporation and 0716590 B.C. Ltd., it engages in real estate development.

The Company's operating subsidiaries are:

Ableauctions.com (Washington) Inc., a U.S. based auction business.

Rapidfusion Technologies Inc., a Canadian based Internet auction business.

Icollector.Com Technologies Ltd., a Canadian based Internet auction facility.

Jarvis Industries Ltd., a Canadian based liquidation business

ICollector International, Ltd., a U.S. based Internet auction business

Unlimited Closeouts, Inc., a U.S. based liquidation business.

Axion Investment Corp., a Canadian based investment business.

Itrustee.Com International, Ltd. a U.S. based liquidation business.

0716590 B.C.

Ltd., a Canadian based real estate holding company

Gruv Development Corporation, a Canadian based real estate development company

AAC Holdings Ltd., a Canadian-based holding company (incorporated April 24, 2007)

The unaudited consolidated financial statements of the Company at March 31, 2007 include the accounts of the Company and its wholly-owned subsidiaries, and reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the interim period.  Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted in these interim statements under the rules and regulations of the Securities and Exchange Commission (“SEC”).  Accounting policies used in fiscal 2007 are consistent with those used in fiscal 2006.  The results of operations for the three month period ended March 31, 2007 are not necessarily indicative of the results for the entire fiscal year ending December 31, 2007.  These interim financial statements should be read in conjunction with the financial statements for the fiscal year ended December 31, 2006 and the notes thereto included in the Company’s Form 10KSB filed with the SEC on March 31, 2007.  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

2.   AMENDMENT

The Company has previously issued financial statements for the period, which omitted certain required disclosures in accordance with GAAP.  As a result, the Company has amended the financial statements to include the following:

a)

Segmented information, which is included in Note 12.

b)

A statement of comprehensive income

In addition, the Company previously presented the proceeds from sale of marketable securities as investment activities in the statement of cash flows, when they should be reflected as operating activities.  The following presents the effect on the Company’s previously issued financial statements for the period ended March 31, 2006.  There is no effect on the financial statements for the period ended March 31, 2007.

Statement of cash flows for the period ended March 31, 2006:

	Previously	Increase
	Reported	(Decrease)	Amended
Cash flow from operating activities	$ 675,835	$1,586,866	$2,262,701
Cash flow from investing activities	947,369	(1,586,866)	(639,497)

3.

LOANS RECEIVABLE

	March 31, 2007	December 31, 2006
i) Loan advanced on October 15, 2005 in the amount of $115,000 CAN, bears interest at 10% per annum (receivable at $1,045 CAN per month), with the principal due for repayment on October 15, 2006, and secured by a mortgage on the property of the borrower. The loan was subsequently renewed under the same terms and is due for repayment on October 14, 2007.	99,602	98,679

ii) Loan advanced on October 17, 2005 in the amount of $2,200,000 CAN, bears interest at 9.75% per annum (receivable at $17,875 CAN per month), with the principal due for repayment on October 17, 2006, and secured by a mortgage on the property of the borrower and personal guarantees. The loan was not repaid on the due date and and the property was put in foreclosure. Management believes that the proceeds to be realized from the sale of property will exceed the loan amount.	1,905,422	1,887,763

iii) Loan advanced in the amount of $230,000 CAN, bears interest at 10% per annum (receivable at $1,917 CAN per month), with the principal due for repayment on April 4, 2007. The loan was subsequently renewed under the same terms and is due for repayment on Jan 1, 2008. The loan is secured by a mortgage on the property of the borrower and a General Security Agreement.	99,203	197,357

iv) Loan advanced in the amount of $55,000 CAN, bears interest at 10% per annum (receivable at $458 CAN per month), with the principal due for repayment on February 9, 2008, and secured by a mortgage on the property of the borrower and a personal guarantee of the borrower.	47,636	47,194

v) Loan advanced in the amount of $603,750 CAN, bears interest at 11% per annum (receivable at $5,534 CAN per month), with the principal due for repayment on April 22, 2007, and secured by a mortgage on the property of the borrower. The loan was repaid on February 22, 2007.	-	518,062

vi) Loan advanced in the amount of $237,000 CAN, bears interest at 11% per annum (receivable at $1,975 CAN per month), with the principal due for repayment on May 27, 2007, and secured by a mortgage on the property of the borrower.	205,266	203,364

vii) Loan advanced in the amount of $179,060 CAN, bears interest at 11% per annum (receivable at $1,492 CAN per month), with the principal due for repayment on May 1, 2008, and secured by a mortgage on the property of the borrower.	155,084	153,647

viii) Loan advanced in the amount of $1,150,000 CAN, bears interest at 10.5% per annum (receivable at $10,063 CAN per month), with the principal due for repayment on October 13, 2007 and secured by a mortgage on the property of the borrower and personal guarantees of the shareholders of the borrower.	996,016	986,786

ix) Loan advanced in the amount of $140,000 CAN, bears interest at 15% per annum (receivable at $1,750 CAN per month), with the principal due for repayment on February 28, 2008, and secured by a mortgage on the property of the borrower.	121,254	- -

x) Loan advanced in the amount of $200,000 CAN, bears interest at 15% per annum (receivable at $2,500 CAN per month), with the principal due for repayment on February 28, 2008, and secured by a mortgage on the property of the borrower.	173,220	- --
xi) Loan advanced in the amount of $1,125,000 CAN, bears interest at 12% per annum (receivable at $11,500 CAN per month), with the principal due for repayment on February 15, 2008 and secured by a mortgage on the property of the borrower and personal guarantees of the shareholders of the borrower.	974,363	-

	$4,877,066	$4,092,852

4.   RELATED PARTY TRANSACTIONS

a)

During the three month period ended March 31, 2007, the Company incurred $39,000 (2006: $38,973) in management fees to a director of the Company.

b)

During the three month period ended March 31, 2007, the Company incurred rent expense of $ 7,200 (2006: $ Nil) to a private company owned by the wife of the Company’s president.

5.   PROPERTY HELD FOR DEVELOPMENT

a)

On May 4, 2005, the Company, through its wholly owned subsidiary 0723074 B.C. Ltd., purchased a single dwelling house for the purpose of rental income located at 1880 Coleman Avenue in Coquitlam, British Columbia.  The purchase price was $242,411 and was paid in cash.

b)

On March 2, 2006, the Company, through its wholly owned subsidiary, 072304 B.C. Ltd., completed the sale of residential real estate located at 1880 Coleman Avenue in Coquitlam, British Columbia.  The sale price of the property was $388,608 cash. The sale price was negotiated between the Company and the buyers, Michael and Agnes Piotrowski. Mr. Piotrowski is employed by the Company.

During the period of the Company's ownership of the property, it invested approximately $25,000 in improvements.  In consideration of the purchase, the Company agreed to      provide an additional $61,824 to the Purchaser to complete the improvements.  The Company also advanced a loan to the buyers in the amount of $55,000 (CAN) for a term of 1 year, bearing an interest rate of 10% per annum.  Interest is receivable monthly, with the principal due for repayment on February 9, 2008.  The loan is secured by the personal guarantee of the borrowers and a mortgage on the property.

c)

On August 3, 2005, the Company entered into a Contract of Purchase and Sale (the “Agreement”) for property located at 9655 King George Highway, Surrey, British Columbia V3T 2V3 (the “Property”).  The Agreement was subject to the Company’s satisfactory investigation of the development potential of the Property.  This investigation was completed on August 9, 2005, at which time the Company released to the seller, Imara Venture Ltd. (the “Seller”), a down payment of $41,195 to be credited against a total purchase price of $1,270,000.  The remaining balance was paid in cash on August 15, 2005.  The purchase price was negotiated between the Company and the Seller, who are not related to each other.

6.

INTANGIBLE ASSETS

On June 1, 2005, the Company made a cash payment in the amount of $100,000 to an unrelated third party as consideration for exclusive rights relating to that party’s auction services.  The cost is amortized on a straight-line basis over ten years.

During the 2007 and 2006 periods, the Company incurred development costs to enhance the current on-line auction technology.  These costs include fees paid to programmers to develop the systems, software and processes related to the enhancement.  The Company expects the final stage will be completed in July 2007, at which time they will start to amortize the costs over the estimated useful life of the technology.

      7.   INVESTMENT IN JOINT VENTURE

On July 14, 2006 Axion Investment Corp. (“Axion”), a wholly-owned subsidiary of the Company, entered into a Joint Venture Agreement (the “Agreement”) with two unrelated parties to form a joint venture for the purpose of purchasing two vacant lots located in Langley, B.C. for development (the “Project”).  On July 28, 2006, Axion entered into a supplemental agreement with these two parties in respect to an arrangement for a bank loan to fund the purchase price and related expenses of acquiring the properties in the Project.

Pursuant to the Agreement, a new company was to be formed to develop the Project.  The new company, Township Holdings Ltd. (“THL”), has been formed and is jointly owned by the venturers.  All expenses incurred and all profits earned by THL in conjunction with the Project are to be allocated in equal shares among Axion and the two unrelated parties.  The initial deposit was provided by Axion and 449991 BC Ltd.  The total purchase price of the property to be developed was $3,096,172.  During the 2006 year, Axion paid its share of the investment in the amount of $1,290,072.

Pursuant to the agreement of July 28, 2006, Axion is to advance a loan to one of the unrelated parties to pay for its portion of the purchase price.  During the 2006 year, Axion advanced a loan in the amount of $516,028 to two shareholders of this party for a one year term, bearing interest rate at 10% per annum.  The loan was repaid during the 2006 year.

8.

CONTINGENT LIABILITIES

a)

The Company is ordinarily involved in claims and lawsuits which arise in the normal     course of business.  Except as disclosed below, in management’s opinion none of these claims will have a significant effect on the Company’s financial condition.

b)

The Company is a defendant in several legal actions commenced by certain trade   creditors of one of its wholly-owned US subsidiaries.  The ultimate liability, if any, arising from this action is not expected to exceed $20,000 and will be recorded at the time of that determination, if necessary

c)

Ableauctions.com Inc. is acting as a trustee for certain employees’ investment accounts. The Company is responsible for any losses, but share on an equal basis any gains. The principal amount of the fund at March 31, 2007 is $114,671.

9.

BANK LOAN

On October 11, 2006, the Company arranged for a credit facility in the amount of $1,785,714 ($2,000,000 CAN) (the “Credit Facility”) from the Royal Bank of Canada (the “Bank”).  The Credit Facility bore interest at the prime rate as announced by the Bank, plus 0.50% per year.  Blended payments of interest and principal in the amount of $14,914 CAN are due each month.  Principal is due to be paid in full on the last day of a two to five year term chosen by the Company on the date of a draw down.  Repayment of the Credit Facility is secured by a mortgage, which includes an assignment of rents, against the property where the Company’s head office is located and a guarantee and postponement of claim signed by the Company in favor of the Bank. As of March 31, 2007, the amount of the loan was $1,702,529.

10.

STOCK BASED COMPENSATION

During the 2007 period, the Company issued options to consultants to acquire 250,000 common shares of the Company at an exercise price of $0.30 per share, exercisable for a period of 2 years.  The estimated fair value of these options, totalling $10,000 is recognized in the statement of operations.

11.

SUBSEQUENT EVENTS

a)

On April 9, 2007, the President and director of the Company entered into a Securities Purchase Agreement with the Company pursuant to which he purchased units consisting of one share of common stock and a warrant to purchase three shares of common stock, at a price of $0.20 per unit.  The President purchased a total of 2,941,175 units, representing 2,941,175 shares of common stock and warrants to purchase additional 8,823,525 shares, for a total purchase price of $588,235.  The warrants have an exercise price of $0.20, a term of 10 years and will expire, if not exercised, on April 9, 2017.

b)

The Company, through Axion, intends to develop vacant land consisting of approximately 1.46 acres that is zoned for mixed commercial and residential use located in Surrey, British Columbia.  The Company acquired this property in August 2005 for $1,270,000.  The Company intends to develop the property by improving it with a retail facility of approximately 4,300 square feet and with a residential complex of approximately 80,000 square feet which will consist of 111 condominiums (the “Development”).  The Company estimates that the cost of the proposed Development will be $15.9 million, which includes the cost of the land.  The Company’s wholly-owned subsidiary, Gruv Development Corporation (formerly known as 0723074 B.C. Ltd.), will develop this project.

On March 16, 2007, the Company filed a disclosure statement with the Superintendent of Real Estate under the Real Estate Development Marketing Act of British Columbia to pre-sell the units.  The Company engaged the services of Platinum Project Marketing Group and Macdonald Realty Ltd. to market the strata lots and, by May 9, 2007, the Company had entered into agreements to pre-sell 100% of the condominiums prior to construction.

As of March 31, 2007, the Company’s equity in the project, including land value of $1,371,580 was approximately $1.5 million.  In developing this property, the Company expects to inject an additional $2 million into the project within the next 90 days.  The estimated date of the confirmation of a credit facility from the Royal Bank of Canada is May 20, 2007.  The estimated date for issuance of the building permit from the City of Surrey is August 15, 2007.  The estimated date of commencement of construction will be August 15, 2007 and the date of completion approximately March 15, 2009.

If the Development is suspended for any reason, including but not limited to the Company’s inability to obtain financing or permits, the Company will not be able to recover all of its expenses.  There can be no assurance that the development will be successful or that developing the property in this manner will increase, or even maintain, its value.

12.

SEGMENTED INFORMATION

The Company has three reportable segments:

- Auction, Liquidation and Technology Business segment

- Real Property and Property Development segment

- Investment segment

12.

SEGMENTED INFORMATION (Continued)

Through the Auction, Liquidation and Technology Business segment, the Company provides auction broadcast technology, liquidation and merchandizing services, and technology to businesses to assist them with managing the sale of their products.

This segment information consists of the iCollector, NAA Live, Jarvis, Unlimited Closeouts and Rapidfusion operations.

Through the Real Property and Property Development segment, the Company manages its real property and property development.  This segment information consists of the 0716590 B.C. Ltd., a holding company where the Ableauctions’ head office is located - 1963 Lougheed Highway, Coquitlam, B.C., Gruv Development Corporation, the Company’s real estate project located at 9643 King George Highway, Surrey, and the Company’s interest in the Township Holdings’ joint venture.

Through the Investment segment, the Company manages its marketable securities and loans to third parties.  This segment consists of investments by Axion Investment Corporation and Ableauctions.com Inc.

The Other segment encompasses all other activities of the Company and the expenses incurred by Ableauctions.com Inc.

The Company's reportable segments are strategic business units that offer different products and services and are managed separately.

Following is the segmented information for the three month period ended March 31, 2007:

	Real Property & Property Development	Investment	Auction, Liquidation & Technology Businesses	Other	Total
External revenue by market
US	-	-	962,195	-	962,195
Canada	30,664	-	11,026	-	41,690
Other	-	-	11,026	-	11,026
Total Revenue From External Customer	30,664	113,343	984,247	-	1,014,911
Investment income	-	113,343	-	-	113,343
Interest expense	15,051	-	-	-	15,051
Depreciation and amortization	9,113	-	30,269	-	39,382
Segment profit	(29,149)	152,237	12,727	(115,817)	19,998
Segment assets	3,951,584	7,308,223	3,514,779	68,780	14,843,368
Expenditures on long-lived assets	139,100	-	2,782	-	141,882
Investment in joint venture	1,254,658	-	-	-	1,254,658

13.  OPERATING EXPENSES

	THREE MONTHS ENDED MARCH 31
	2007	2006
Operating Expenses
Accounting and legal	$4,805	$70,907
Advertising and promotion	13,444	20,318
Automobile	596	1,246
Bad Debt	1,920	(21,654)
Commission	101,921	316,751
Interest	15,051	17,674
Insurance	11,631	4,175
Investor relations and shareholder information	17,531	-
Management fees	39,000	38,973
Office and administration	25,664	27,375
Rent and utilities	17,892	7,796
Repairs and maintenance	13,133	1,033
Salaries and benefits	231,213	154,457
Telephone	10,438	11,117
Travel	5,673	23,844
Website maintenance	24,602	15,057

Total Operating Expenses	$534,514	$689,069

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 19th day of October, 2007.

ABLEAUCTIONS.COM, INC.

Date: October 19, 2007
	By:	/s/ Abdul Ladha
Abdul Ladha
Chief Executive Officer and Chief Financial Officer

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO RULES 13a-14 AND 15d-14

OF THE SECURITIES EXCHANGE ACT OF 1934

I, Abdul Ladha, certify that:

1.

I have reviewed this Amendment No. 1 of Form 10-QSB for the quarter ended March 31, 2007 of Ableauctions.com, Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.

The small business issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(i)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(ii)

Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(iii)

Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.

The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b.

Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date:  October 19, 2007

/s/ Abdul Ladha

Abdul Ladha, Chief Executive Officer

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO RULES 13a-14 AND 15d-14

OF THE SECURITIES EXCHANGE ACT OF 1934

I, Abdul Ladha, certify that:

1.

I have reviewed this Amendment No. 1 of Form 10-QSB for the quarter ended March 31, 2007 of Ableauctions.com, Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.

The small business issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(i)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(ii)

Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(iii)

Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.

The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b.

Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date:  October 19, 2007

/s/ Abdul Ladha

Abdul Ladha, Chief Financial Officer

CERTIFICATION OF OFFICERS

OF ABLEAUCTIONS.COM, INC.

PURSUANT TO 18 USC § 1350

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsection (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) each of the undersigned officers of Ableauctions.com, Inc. (the “Company”) does hereby certify, to such officer’s knowledge, that:

(a)

The Amendment No. 1 to quarterly report on Form 10-QSB for the period ended March 31, 2007 of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934;  and

(b)

Information contained in Amendment No. 1 to Form 10-QSB fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:  October 19, 2007

/s/ Abdul Ladha

Abdul Ladha

Chief Executive Officer and Chief Financial Officer

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

------------------------------------------

AMENDMENT NO. 1

TO

FORM 10-QSB

(Mark One)

|X|

QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2007

OR

|_|

TRANSITION REPORT PURSUANT TO SECTION 13 OR  15(d)  OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to __________________.

Commission file number 0-28179

ABLEAUCTIONS.COM, INC.

(Exact name of small business issuer in its charter)

Florida	59-3404233
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Suite 200 - 1963 Lougheed Highway

Coquitlam, British Columbia

V3K-3T8

(Address of principal executive offices)

(604) 521-3369

(Registrant’s Telephone Number, Including Area Code)

EXPLANATORY NOTE

On August 14, 2007 Ableauctions.com, Inc. filed its Quarterly Report on Form 10-QSB for the quarter ended June 30, 2007 (the “Original Filing”).  On September 13, 2007, we received a comment letter from the United States Securities and Exchange Commission (“SEC”).  As part of our response to the comment letter, we are filing Amendment No. 1 (the “Amendment”) to the Original Filing.  The Amendment does the following:

•

amends our statements of cash flows to report the sales of our marketable securities as operating activities rather than as investment activities;

•

includes at Note 12 information about our business segments, as required by paragraph 33 of SFAS 131; and

•

discloses total comprehensive income in our balance sheet, as required by paragraph 27 of SFAS 130.

The other portions of the Original Filing are unaffected by the changes described above and have not been amended.  All information in the Amendment is as of the date of the Original Filing and does not reflect any subsequent information or events occurring after the date of the Original Filing, except to reflect the corrections noted above.  Accordingly, the Amendment should be read in conjunction with our filings made with the SEC subsequent to the Original Filing.  The filing of this Amendment to our Quarterly Report on Form 10-QSB shall not be deemed an admission that the Original Filing or any subsequent amendment, when made, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

Part I, Item 1 – Financial Statements

ABLEAUCTIONS.COM, INC.

CONSOLIDATED BALANCE SHEET

(Unaudited)

	JUNE 30 DECEMBER 31
	2007	2006
ASSETS
Current
Cash and cash equivalents	$324,736	$1,004,558
Accounts receivable – trade, net of allowance	1,758,636	1,436,764
Loans receivable (Note 3)	4,205,988	4,092,852
Inventory	832,647	860,643
Prepaid expenses	146,685	47,849
Notes receivable	-	1,931
	7,268,692	7,444,597

Other receivable	165,661	99,961
Deposits (Note 5b)	462,386	-
Intangible Assets (Note 6)	417,200	430,534
Property and Equipment	3,039,529	2,857,322
Property Held for Development (Note 5)	3,288,393	1,455,031
Investment in Joint Venture (Note 7)	1,361,613	1,237,269

	$16,003,474	$13,524,714

LIABILITIES
Current
Accounts payable and accrued liabilities	$46,673	$85,788
Deferred revenue	19,706	-
Bank loan (Note 9)	1,257,744	548,694
	1,324,123	634,482

SHAREHOLDERS’ EQUITY

Capital Stock (Note 10)
Authorized:
100,000,000 common shares with a par value of $0.001
Issued and outstanding:
65,348,009 common shares at June 30, 2007
62,406,834 common shares at December 31, 2006	65,348	62,406
Additional paid-in capital	37,865,636	37,319,119

Deficit	(24,478,026)	(24,687,597)
Accumulated Other Comprehensive Income	1,226,393	196,304
	14,679,351	12,890,232
Contingent Liabilities (Note 8)
	$16,003,474	$13,524,714

ABLEAUCTIONS.COM, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited)

	3 MONTHS ENDED JUNE 30		6 MONTHS ENDED JUNE 30
	2007	2006	2007	2006

Revenues
Sales	$1,833,973	$1,802,774	$2,848,884	$3,841,926

Cost Of Revenues	963,737	1,159,441	1,503,828	2,489,207
Gross Profit	870,236	643,333	1,345,056	1,352,719

Expenses
Operating expenses (Note 13)	777,354	721,966	1,311,868	1,411,035
Depreciation and amortization	31,909	46,279	71,291	91,872
	809,263	768,245	1,383,159	1,502,907
Income (Loss) Before Other Items	60,973	(124,912)	(38,103)	(150,188)

Other Items
Investment income	126,621	164,257	239,964	303,712
Foreign exchange gain	-	425	-	425
Share of net income of joint venture (Note 7)	1,979	-	7,710	-
Gain on sale of property held for development	-	-		26,131
	128,600	164,682	247,674	330,268

Income (Loss) From Continuing Operations	189,573	39,770	209,571	180,080

Income (Loss) For The Period	$189,573	$39,770	$209,571	$180,080

Basic And Diluted Income (Loss) Per Share
Income (Loss) from continuing operations	$0.003	$0.001	$0.003	$0.003
Income (Loss) for the period	$0.003	$0.001	$0.003	$0.003

Weighted Average Number Of Shares Outstanding	64,927,841	62,406,834	63,674,302	62,406,834

ABLEAUCTIONS.COM, INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Unaudited)

	3 MONTHS ENDED JUNE 30		6 MONTHS ENDED JUNE 30
	2007	2006	2007	2006
Income for the Period	$189,573	$39,770	$209,571	$180,080

Other Comprehensive Income , net of tax
Foreign currency translation adjustments	924,231	393,841	1,030,089	334,908

Consolidated Comprehensive Income	$1,113,804	$433,611	$1,239,660	$514,988

Basic and Diluted Comprehensive Income per Share	$0.017	$0.007	$0.019	$0.008

ABLEAUCTIONS.COM, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

	6 MONTHS ENDED JUNE 30
	2007	2006

Cash Flows From Operating Activities
Income (Loss) for the period from continuing operations	$209,571	$180,080
Non-cash items included in net Income (loss):
Depreciation and amortization	71,291	91,872
Stock based compensation (Note 9)	21,224	-
Joint Venture Income	(7,710)	-
Gain on sale of property held for development	-	(26,131)
	294,376	245,821
Changes in operating working capital items:
Decrease (Increase) in accounts receivable	(321,872)	(83,321)
Decrease (Increase) in inventory	27,996	306,387
Decrease (Increase) in prepaid expenses	(98,836)	184,366
Decrease in marketable securities	-	1,598,729
Increase (Decrease) in accounts payable and accrued liabilities	(39,115)	33,540
Increase (Decrease) in deferred revenue	19,706	14,876
Net cash used in (from) operating activities	(117,745)	2,300,398

Cash Flows From Investing Activities
Purchase of property and equipment, net	(240,164)	(125,442)
Purchase of property held for development	(1,833,362)	(76,724)
Proceeds from sale of property held for development	-	322,134
Increase in deposits	-	(179,179)
Loan advances	(1,268,838)	(1,658,641)
Loan repayment	1,155,702	-
Investment in intangible assets	-	(57,069)
Investment in joint venture	(116,634)	-
Other receivables	(65,700)	-
Deposits	(462,386)	-
Note receivable	1,931	3,152
Net cash from (used in) Investing Activities	(2,829,451)	(1,771,769)

Cash Flows From Financing Activities
Proceed from Bank Loan	1,257,744	-
Repayment of Bank Loan	(548,694)	(1,395,349)
Proceeds from issuance of capital stock, net	528,235	-
Net cash from (used in) financing activities	1,237,285	(1,395,349)

Change In Cash And Cash Equivalents For The Period	(1,709,911)	(866,720)
Cash And Cash Equivalents, Beginning Of Period	1,004,558	955,554
Effect Of Exchange Rates On Cash	1,030,089	334,908

Cash And Cash Equivalents, End Of Period	$324,736	$423,742

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2007

(Unaudited)

1.

BUSINESS AND BASIS OF ORGANIZATION

Ableauctions.com, Inc. (the 'Company') was organized on September 30, 1996, under the laws of the State of Florida, as J.B. Financial Services, Inc.  On July 19, 1999, an Article of Amendment was filed with the State of Florida to change the Company's name from J.B. Financial Services, Inc. to Ableauctions.com, Inc.

The Company provides services to businesses to assist with managing merchandise.  Through its subsidiary, Unlimited Closeouts, Inc., it provides liquidation services to businesses with overstock.  Through its subsidiary ICollector.com Technologies Ltd., it provides auction broadcast technology and facilitator services that allow businesses to take advantage of the on-line auction marketplace.  Through its subsidiary, Rapidfusion Technologies, Inc., it develops and sells point-of-sale software.  Through Ableauctions.com Inc., it manages an investment portfolio.  Through Axion Investment Corp. (“Axion”), it manages various types of investments.  Through Gruv Development Corporation and 0716590 B.C. Ltd., it engages in real estate development.

The Company's operating subsidiaries are:

Ableauctions.com (Washington) Inc., a U.S. based auction business.

Rapidfusion Technologies Inc., a Canadian based Internet auction business.

Icollector.Com Technologies Ltd., a Canadian based Internet auction facility.

Jarvis Industries Ltd., a Canadian based liquidation business

ICollector International, Ltd., a U.S. based Internet auction business

Unlimited Closeouts, Inc., a U.S. based liquidation business.

Axion Investment Corp., a Canadian based investment business.

Itrustee.Com International, Ltd. a U.S. based liquidation business.

0716590 B.C.

Ltd., a Canadian based real estate holding company

Gruv Development Corporation, a Canadian based real estate development company

AAC Holdings Ltd., a Canadian-based holding company (incorporated on April 24, 2007)

The unaudited consolidated financial statements of the Company at June 30, 2007 include the accounts of the Company and its wholly-owned subsidiaries, and reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the interim period.  Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted in these interim statements under the rules and regulations of the Securities and Exchange Commission (“SEC”).  Accounting policies used in fiscal 2007 are consistent with those used in fiscal 2006.  The results of operations for the six month period ended June 30, 2007 are not necessarily indicative of the results for the entire fiscal year ending December 31, 2007. These interim financial statements should be read in conjunction with the financial statements for the fiscal year ended December 31, 2006 and the notes thereto included in the Company’s Form 10KSB filed with the SEC on March 31, 2007.  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

2.   AMENDMENT

The Company has previously issued financial statements for the period, which omitted certain required disclosures in accordance with GAAP.  As a result, the Company has amended the financial statements to include the following:

a)

Segmented information, which is included in Note 12.

b)

A statement of comprehensive income

In addition, the Company previously presented the proceeds from sale of marketable securities as investment activities in the statement of cash flows, when they should be reflected as operating activities.  The following presents the effect on the Company’s previously issued financial statements for the six month period ended June 30, 2006.  There is no effect on the financial statements for the six month period ended June 30, 2007.

Statement of cash flows for the six month period ended June 30, 2006:

	Previously	Increase
	Reported	(Decrease)	Amended
Cash flow from operating activities	$ 701,669	$1,598,729	$2,300,398
Cash flow from investing activities	(173,040)	(1,598,729)	(1,771,769)

3.

LOANS RECEIVABLE

	June 30, 2007	December 31, 2006
i) Loan advanced on October 15, 2005 in the amount of $115,000 CAN, bears interest at 10% per annum (receivable at $1,045 CAN per month), with the principal due for repayment on October 15, 2006, and secured by a mortgage on the property of the borrower. The loan was subsequently renewed under the same terms and is due for repayment on October 14, 2007.	107,940	98,679

ii) Loan advanced on October 17, 2005 in the amount of $2,200,000 CAN, bears interest at 9.75% per annum (receivable at $17,875 CAN per month), with the principal due for repayment on October 17, 2006, and secured by a mortgage on the property of the borrower and personal guarantees. The loan was not repaid on the due date and the Company applied for an Order Nisi which was granted on July 9, 2007. The loan was subsequently repaid on August 8, 2007.	2,064,952	1,887,763

iii) Loan advanced in the amount of $230,000 CAN, bears interest at 10% per annum (receivable at $1,917 CAN per month), with the principal due for repayment on April 4, 2007. The loan was subsequently renewed under the same terms and is due for repayment on Jan 1, 2008. The loan is secured by a mortgage on the property of the borrower and a General Security Agreement.	215,880	197,357

iv) Loan advanced in the amount of $55,000 CAN, bears interest at 10% per annum (receivable at $458 CAN per month), with the principal due for repayment on February 9, 2008, and secured by a mortgage on the property of the borrower and a personal guarantee of the borrower.	51,624	47,194

v) Loan advanced in the amount of $603,750 CAN, bears interest at 11% per annum (receivable at $5,534 CAN per month), with the principal due for repayment on April 22, 2007, and secured by a mortgage on the property of the borrower. The loan was repaid on February 22, 2007.	-	518,062

vi) Loan advanced in the amount of $237,000 CAN, bears interest at 11% per annum (receivable at $1,975 CAN per month), with the principal due for repayment on May 27, 2007, and secured by a mortgage on the property of the borrower. The loan was subsequently renewed under the same terms and is due for repayment on Aug 30, 2007.	222,451	203,364

vii) Loan advanced in the amount of $179,060 CAN, bears interest at 11% per annum (receivable at $1,492 CAN per month), with the principal due for repayment on May 1, 2008, and secured by a mortgage on the property of the borrower.	168,068	153,647

viii) Loan advanced in the amount of $1,150,000 CAN, bears interest at 10.5% per annum (receivable at $10,063 CAN per month), with the principal due for repayment on October 13, 2007 and secured by a mortgage on the property of the borrower and personal guarantees of the shareholders of the borrower. The loan was repaid on May 9, 2007.	-	986,786

ix) Loan advanced in the amount of $140,000 CAN, bears interest at 15% per annum (receivable at $1,750 CAN per month), with the principal due for repayment on February 28, 2008, and secured by a mortgage on the property of the borrower.	131,405	-

x) Loan advanced in the amount of $200,000 CAN, bears interest at 15% per annum (receivable at $2,500 CAN per month), with the principal due for repayment on February 28, 2008, and secured by a mortgage on the property of the borrower. The loan was subsequently repaid on July 12, 2007.	187,722	-
xi) Loan advanced in the amount of $1,125,000 CAN, bears interest at 12% per annum (receivable at $11,500 CAN per month), with the principal due for repayment on February 15, 2008 and secured by a mortgage on the property of the borrower and personal guarantees of the shareholders of the borrower.	1,055,946	-

	$4,205,988	$4,092,852

4.   RELATED PARTY TRANSACTIONS

a)

During the six month period ended June 30, 2007, the Company incurred $78,000 (2006: $78,000) in management fees to a director of the Company.

b)

During the six month period ended June 30, 2007, the Company incurred rent expense of $ 14,867 (2006: $ Nil) to a private company owned by the wife of the Company’s president.  Subsequently, on July 31, 2007, pursuant to the sale of the property, the rental agreement was reassigned to an unrelated company, 796257 BC Ltd.

5.   PROPERTY HELD FOR DEVELOPMENT

a)

On May 4, 2005, the Company, through its wholly owned subsidiary 0723074 B.C. Ltd., purchased a single dwelling house for the purpose of rental income located at 1880 Coleman Avenue in Coquitlam, British Columbia.  The purchase price was $242,411 and was paid in cash.

On March 2, 2006, the Company, through its wholly owned subsidiary, 0723074 B.C. Ltd., completed the sale of the property.  The sale price of the property was $388,608 in cash. The sale price was negotiated between the Company and the buyers, Michael and Agnes Piotrowski. Mr. Piotrowski is employed by the Company.

During the period of the Company's ownership of the property, it invested approximately $25,000 in improvements.  In consideration of the purchase, the Company agreed to      provide an additional $61,824 to the Purchaser to complete the improvements.  The Company also advanced a loan to the buyers in the amount of $55,000 (CAN) for a term of 1 year, bearing an interest rate of 10% per annum.  Interest is receivable monthly, with the principal due for repayment on February 9, 2008.  The loan is secured by the personal guarantee of the borrowers and a mortgage on the property.

b)

On August 3, 2005, the Company entered into a Contract of Purchase and Sale (the “Agreement”) for property located at 9655 King George Highway, Surrey, British Columbia V3T 2V3 (the “Property”).  The Agreement was subject to the Company’s satisfactory investigation of the development potential of the Property.  This investigation was completed on August 9, 2005, at which time the Company released to the seller, Imara Venture Ltd. (the “Seller”), a down payment of $41,195 to be credited against a total purchase price of $1,270,000.  The remaining balance was paid in cash on August 15, 2005.  The purchase price was negotiated between the Company and the Seller, who are not related to each other.

The Company, through Axion, intends to develop the vacant land purchased consisting of approximately 1.46 acres that is zoned for mixed commercial and residential use located in Surrey, British Columbia.  The Company intends to develop the property by improving it with a retail facility of approximately 4,300 square feet and with a residential complex of approximately 80,000 square feet which will consist of 111 condominiums (the “Development”).  The Company estimates that the total cost to develop the property will be approximately $17.2 million, which includes land, soft costs, construction and financing.  The Company’s wholly-owned subsidiary, Gruv Development Corporation (formerly known as 0723074 B.C. Ltd.), will develop this project.

On March 16, 2007, the Company filed a disclosure statement with the Superintendent of Real Estate under the Real Estate Development Marketing Act of British Columbia to pre-sell the units.  The Company engaged the services of Platinum Project Marketing Group and Macdonald Realty Ltd. to market the strata lots and, by May 9, 2007, the Company had entered into agreements to pre-sell 100% of the condominiums prior to construction.  The Company has placed approximately $2.14 million in deposits into a trust account with Macdonald Realty Ltd.  If the Company is successful in selling all of the condominiums, it expects to receive sale proceeds of approximately $22.4 million.

The Company has advanced performance bonds for service and work totaling $462,386 to the City of Surrey, as commitment for the project.  On satisfactory completion of the intended service and work, the City of Surrey will refund the deposits to the Company.

6.

INTANGIBLE ASSETS

On June 1, 2005, the Company made a cash payment in the amount of $100,000 to an unrelated third party as consideration for exclusive rights relating to that party’s auction services.  The cost is amortized on a straight-line basis over ten years.

During the 2007 and 2006 periods, the Company incurred development costs to enhance the current on-line auction technology.  These costs include fees paid to programmers to develop the systems, software and processes related to the enhancement.  The Company has completed the final stage in July 2007, and it will start to amortize the costs over the estimated useful life of the technology of three years beginning in July 2007.

7.   INVESTMENT IN JOINT VENTURE

On July 14, 2006 Axion Investment Corp. (“Axion”), a wholly-owned subsidiary of the Company, entered into a Joint Venture Agreement (the “Agreement”) with two unrelated parties, Can-Italia Industries (“Can-Italia”) and 449991 B.C. Ltd. (“449991”), to form a joint venture for the purpose of purchasing two vacant lots located in Langley, B.C. for development (the “Project”).  On July 28, 2006, Axion entered into a supplemental agreement with these two parties in respect to an arrangement for a bank loan to fund the purchase price and related expenses of acquiring the properties in the Project.

Pursuant to the Agreement, a new company, Township Holdings Ltd. (“THL”), has been formed and is jointly owned by the venturers.  All expenses incurred and all profits earned by THL in conjunction with the Project are to be allocated in equal shares among Axion and the two unrelated parties.  The initial deposit was provided by Axion and 449991 BC Ltd.  The total purchase price of the property to be developed was $3,096,172.  During the 2006 year, Axion paid its share of the investment in the amount of $1,290,072.

Pursuant to the agreement of July 28, 2006, Axion was to advance a loan to one of the unrelated parties to pay for its portion of the purchase price.  During the 2006 year, Axion advanced a loan in the amount of $516,028 to two shareholders of this party for a one year term, bearing interest rate at 10% per annum.  The loan was repaid during the 2006 year.

On March 13, 2007, Axion authorized  Envision Credit Union (“ECU”) to make a demand loan to THL in the amount of $1.4 million (CAN) for the benefit of the other two shareholders, Can-Italia and 449991 (the “Loan”).  The parties have acknowledged that the Loan is for the sole benefit of 449991 and Can-Italia and have agreed that none of THL, Axion or the president of the Company will have responsibility for payments of the Loan and that THL, Axion and the president will be fully indemnified for any expenses or payments they become liable for thereunder.  In exchange for the Loan, ECU received a promissory note from THL requiring the payment of interest only at the rate of prime plus 1% per annum until ECU demands payment of the principal, a mortgage against the Property and a security interest in the personal property of THL.  ECU also required Axion and the president of the Company to enter into a Debt Service Agreement.

Pursuant to the Debt Service Agreement, the president and Axion agree that they will be responsible for the monthly interest payments required by the promissory note in the event that 449991 and Can-Italia fail to make the payments as required.

If 449991 and Can-Italia default on the loan obligation to ECU, Axion will be entitled, but not obligated, to purchase the shares of stock in THL that are owned by the responsible parties at a price discount to market.  If Axion exercises its right to purchase the stock owned by the responsible parties, then it will have no further recourse against 449991 and Can-Italia for payment of the Loan.  If Axion does not exercise its right to purchase the stock owned by the responsible parties, then the responsible parties agree that they shall indemnify and hold the president, Axion and THL harmless from and against any amounts that they or any of them may pay in order to bring the Loan into good standing or to prevent ECU from foreclosing on its security, including, without limiting the generality of the foregoing, any payments of principal, interest, and legal fees made by Axion, the president or THL.

8.  CONTINGENT LIABILITIES

a)

The Company is ordinarily involved in claims and lawsuits which arise in the normal     course of business.  Except as disclosed below, in management’s opinion none of these claims will have a significant effect on the Company’s financial condition.

b)

The Company is a defendant in several legal actions commenced by certain trade   creditors of one of its wholly-owned US subsidiaries.  The ultimate liability, if any, arising from this action is not expected to exceed $20,000 and will be recorded at the time of that determination, if necessary

c)

Ableauctions.com Inc. is acting as a trustee for certain employees’ investment accounts. The Company is responsible for any losses, but shares on an equal basis any gains. The principal amount of the fund at June 30, 2007 is $94,774.

9.

BANK LOAN

On October 11, 2006, the Company arranged for a credit facility in the amount of $1,785,714 ($2,000,000 CAN) (the “Credit Facility”) from the Royal Bank of Canada (the “Bank”).  The Credit Facility bore interest at the prime rate as announced by the Bank, plus 0.50% per year.  Blended payments of interest and principal in the amount of $14,914 CAN are due each month.  Principal is due to be paid in full on the last day of a two to five year term chosen by the Company on the date of a draw down.  Repayment of the Credit Facility is secured by a mortgage, which includes an assignment of rents, against the property where the Company’s head office is located and a guarantee and postponement of claim signed by the Company in favor of the Bank. As of June 30, 2007, the amount of the loan was $1,257,744.

10.

CAPITAL STOCK

Issuance of Capital Stock

On April 9, 2007, the President and director of the Company entered into a Securities Purchase Agreement with the Company pursuant to which he purchased units consisting of one share of common stock and warrants to purchase three shares of common stock, at a price of $0.20 per unit.  The President purchased a total of 2,941,175 units, representing 2,941,175 shares of common stock and warrants to purchase additional 8,823,525 shares, for a total purchase price of $588,235.  Share issuance costs totalling $60,000 were incurred by the Company.  The warrants have an exercise price of $0.20, a term of 10 years and will expire, if not exercised, on April 9, 2017.

Stock-based Compensation

During the 2007 period, the Company issued options to consultants to acquire 250,000 common shares of the Company at an exercise price of $0.30 per share, exercisable for a period of 2 years.  The estimated fair value of these options, totalling $10,000 is recognized in the statement of operations.

The Company also recognized an expense of $11,224 in respect to stock options granted in the 2006 year, which are vested as of June 30, 2007.

11.

SUBSEQUENT EVENTS

a)  On July 30, 2007, the Company announced that it had obtained a development permit from the City of Surrey and a credit facility from the Royal Bank of Canada for the development of its proposed condominium project in Surrey as described in Note 4(b).  The amount of the credit facility is $11.7 million.  Under the terms of the credit facility issued by the Royal Bank of Canada, the borrower, Axion Investment Corporation is required to spend approximately $3.92 million on the project.  As of July 30, 2007, it had spent approximately $3.5 million.  The credit facility is secured by guarantees from Axion Investment Corporation and Ableauctions.com Inc., by a general security agreement over all assets of Axion Investment Corporation and by the property.  The advances will accrue interest at the rate of prime plus .50% per annum.

The credit facility is conditioned upon a number of requirements, including appraisal of the project, an environmental report, a soils report, confirmation of permits and approvals, engagement of a project monitor, schedule of pre-sales contracts, insurance, fixed price contracts for at least 80% of the project hard construction costs, and other requirements that the bank may reasonably require.

The estimated date for issuance of the building permit from the City of Surrey and the start of construction is August 15, 2007.  The estimated date of completion is March 15, 2009.

If the Development is suspended for any reason, including but not limited to the Company’s inability to obtain financing or permits, the Company will not be able to recover all of its expenses.  There can be no assurance that the development will be successful or that developing the property in this manner will increase, or even maintain, its value.

  b)   On July 23, 2007, the Company announced that it will be initiating a stock purchase program beginning immediately.  The purchases will occur from time to time at the Company’s discretion, with the Company’s currently available cash reserves.  No specific number of shares or dollar value has been established by the Company.

12.

SEGMENTED INFORMATION

The Company has three reportable segments:

- Auction, Liquidation and Technology Business segment

- Real Property and Property Development segment

- Investment segment

Through the Auction, Liquidation and Technology Business segment, the Company provides auction broadcast technology, liquidation and merchandizing services, and technology to businesses to assist them with managing the sale of their products.

This segment information consists of the iCollector, NAA Live, Jarvis, Unlimited Closeouts and Rapidfusion operations.

Through the Real Property and Property Development segment, the Company manages its real property and property development.  This segment information consists of the 0716590 B.C. Ltd., a holding company where the Ableauctions’ head office is located - 1963 Lougheed Highway, Coquitlam, B.C., Gruv Development Corporation, the Company’s real estate project located at 9643 King George Highway, Surrey, and the Company’s interest in the Township Holdings’ joint venture.

Through the Investment segment, the Company manages its marketable securities and loans to third parties.  This segment consists of investments by Axion Investment Corporation and Ableauctions.com Inc.

The Other segment encompasses all other activities of the Company and the expenses incurred by Ableauctions.com Inc.

The Company's reportable segments are strategic business units that offer different products and services and are managed separately.

12.

SEGMENTED INFORMATION (Continued)

Following is the segmented information for the six month period ended June 30, 2007:

	Real Property & Property Development	Investment	Auction, Liquidation & Technology Businesses	Other	Total
External revenue by market
US	-	-	2,742,347	-	2,742,347
Canada	59,065	-	23,736	-	82,801
Other	-	-	23,736	-	23,736
Total Revenue From External Customer	59,065	-	2,789,819	-	2,848,884
Investment income	-	239,964	-	-	239,964
Interest expense	35,321	-	-	-	35,321
Depreciation and amortization	18,816	-	52,475	-	71,291
Segment profit	(71,089)	304,585	134,646	(158,571)	209,571
Segment assets	6,177,165	6,070,557	3,712,034	43,718	16,003,474
Expenditures on long-lived assets	2,063,581	-	9,945	-	2,073,526
Investment in joint venture	1,361,613	-	-	-	1,361,613

13.  OPERATING EXPENSES

3 MONTHS ENDED JUNE 30			6 MONTHS ENDED JUNE 30
	2007	2006	2007	2006

Operating Expenses
Accounting and legal	$51,465	$62,070	$56,270	$132,977
Advertising and promotion	15,360	32,357	28,804	52,675
Automobile	4,081	2,904	4,677	4,150
Bad debts	30,583	-	32,503	(21,654)
Commission	218,411	239,574	320,332	556,325
Interest expense	20,270	-	35,321	17,674
Insurance	6,973	6,103	18,604	10,278
Investor relations and shareholder information	28,769	9,752	46,300	9,752
Management fees	39,000	39,027	78,000	78,000
Office and administration	22,101	25,755	47,765	53,130
Rent, utilities, and property tax	31,103	21,570	48,995	29,366
Repairs and maintenance	13,108	8,190	26,241	9,223
Salaries and benefits	245,816	211,448	477,029	365,905
Telephone	10,236	20,513	20,674	31,630
Travel	17,776	24,899	23,449	48,743
Website Maintenance	22,302	17,804	46,904	32,861
Total operating expenses	777,354	721,966	1,311,868	1,411,035

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 19th day of October, 2007.

ABLEAUCTIONS.COM, INC.

Date: October 19, 2007
	By:	/s/ Abdul Ladha
Abdul Ladha
Chief Executive Officer and Chief Financial Officer

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO RULES 13a-14 AND 15d-14

OF THE SECURITIES EXCHANGE ACT OF 1934

I, Abdul Ladha, certify that:

1.

I have reviewed this Amendment No. 1 of Form 10-QSB for the quarter ended June 30, 2007 of Ableauctions.com, Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.

The small business issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(i)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(ii)

Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(iii)

Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.

The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b.

Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date:  October 19, 2007

/s/ Abdul Ladha

Abdul Ladha, Chief Executive Officer

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO RULES 13a-14 AND 15d-14

OF THE SECURITIES EXCHANGE ACT OF 1934

I, Abdul Ladha, certify that:

1.

I have reviewed this Amendment No. 1 of Form 10-QSB for the quarter ended June 30, 2007 of Ableauctions.com, Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.

The small business issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(i)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(ii)

Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(iii)

Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.

The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b.

Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date:  October 19, 2007

/s/ Abdul Ladha

Abdul Ladha, Chief Financial Officer

CERTIFICATION OF OFFICERS

OF ABLEAUCTIONS.COM, INC.

PURSUANT TO 18 USC § 1350

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsection (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) each of the undersigned officers of Ableauctions.com, Inc. (the “Company”) does hereby certify, to such officer’s knowledge, that:

(a)

The Amendment No. 1 to quarterly report on Form 10-QSB for the period ended June 30, 2007 of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934;  and

(b)

Information contained in Amendment No. 1 to Form 10-QSB fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:  October 19, 2007

/s/ Abdul Ladha

Abdul Ladha

Chief Executive Officer and Chief Financial Officer